Stolt-Nielsen Limited                                          [GRAPHIC OMITTED]


A subsidiary of           Aldwych House                  Tel:  +44 207 611 8960
Stolt-Nielsen S.A.        71-91 Aldwych                  Fax:  +44 207 611 8965
                          London WC2B 4HN                www.stolt-nielsen.com
                          United Kingdom



NEWS RELEASE
                                                    Contact: Richard M. Lemanski
                                                             U.S. 1 203 625 3604
                                                             rlemanski@stolt.com

                                                             Valerie Lyon
                                                             UK 44 20 7611 8904
                                                             vlyon@stolt.com


                 Stolt-Nielsen S.A. Extends Early Consent Period

London, England - February 8, 2005 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock Exchange: SNI) today announced certain changes to the pending consent solicitation (the "Solicitation") by its subsidiary, Stolt-Nielsen Transportation Group Ltd. ("SNTG") with respect to its senior notes.

SNTG is extending the Early Consent Date to 5:00 p.m., New York City time, on February 15, 2005. This allows additional time for holders to receive the Early Consent Payment. SNTG is also waiving the Minimum Tender Condition and Requisite Consent Condition of the Solicitation so that it can purchase all the notes validly tendered in the Solicitation. SNTG is making these changes to the Solicitation on the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated January 24, 2005, as amended by the Supplement to the Offer to Purchase and Consent Solicitation Statement, dated February 7, 2005, the "Amended Statement").

As of 5:00 p.m., New York City time, on February 7, 2005, a total of $25.81 million outstanding principal amount of notes and related consents had been tendered pursuant to the Solicitation as follows: $7.0 million 2006 notes; $6.81 million 2007 notes; and collectively, $12.0 million 2008 notes and 2013 notes.

Except for the modifications described above, all terms and conditions of the Solicitation remain unchanged. The Offer and the Solicitation are being made pursuant to the Amended Statement and related letter of transmittal and consent, which more fully sets forth the terms of the Offer, and the amended terms and conditions of the Solicitation. Additional information concerning the terms and conditions of the Offer and the Solicitation, delivery of consents and/or tender of notes may be obtained from Richard M. Lemanski or Howard J. Merkel of Stolt-Nielsen Inc. at telephone number +1 203 625 9400. Copies of these documents may be obtained from Morrow & Co., the information agent, at 445 Park Avenue, 5th Floor, New York, NY, 10022 at telephone numbers +1 212 754 800 or (800) 654 2468.

This press release is neither an offer to purchase the notes nor a solicitation of an offer to sell the notes. The Offer and the Solicitation are being made solely pursuant to the Amended Statement.

About Stolt-Nielsen S.A.

Stolt-Nielsen S.A. (NASDAQNM: SNSA; Oslo Stock Exchange: SNI) is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. Stolt-Nielsen S.A., through its parcel tanker, tank container, terminal, rail and barge services, provides integrated transportation for its customers. Stolt Sea Farm, wholly-owned by Stolt-Nielsen S.A., produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia. (www.stolt-nielsen.com).

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